UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 03)*

DigitalBridge Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25401T108

(CUSIP Number)

Calendar Year 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25401T108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, L.L.C. 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

35,787,493

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

35,787,493

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,787,493

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.80%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

CUSIP No.	25401T108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baupost Group GP, L.L.C. 82-3254604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

35,787,493

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

35,787,493

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,787,493

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.80%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
FOOTNOTES

CUSIP No.	25401T108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

35,787,493

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

35,787,493

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,787,493

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.80%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
FOOTNOTES

Item 1.

(a)	Name of Issuer
DigitalBridge Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices
750 Park of Commerce Drive, Suite 210 Boca Raton, Florida 33487

Item 2.

(a)	Name of Person Filing
(1)	The Baupost Group, L.L.C.

(2)	Baupost Group GP, L.L.C.

(3)	Seth A. Klarman

(b)	Address of Principal Business Office or, if none, Residence
(1)	The Baupost Group, L.L.C. 10 St. James Avenue, Suite 1700 Boston, Massachusetts 02116
(2)	Baupost Group GP, L.L.C. 10 St. James Avenue, Suite 1700 Boston, Massachusetts 02116
(3)	Seth A. Klarman 10 St. James Avenue, Suite 1700 Boston, Massachusetts 02116

(c)	Citizenship
(1)	The Baupost Group, L.L.C.: State of Delaware
(2)	Baupost Group GP, L.L.C.: State of Delaware
(3)	Seth A. Klarman: The United States of America

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
25401T108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(1)	The Baupost Group, L.L.C.: 35,787,493
(2)	Baupost Group GP, L.L.C.: 35,787,493
(3)	Seth A. Klarman: 35,787,493

(b)	Percent of class:
(1)	The Baupost Group, L.L.C.: 6.80%
(2)	Baupost Group GP, L.L.C.: 6.80%
(3)	Seth A. Klarman: 6.80%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
(1)	The Baupost Group, L.L.C.: 0
(2)	Baupost Group GP, L.L.C.: 0
(3)	Seth A. Klarman: 0

(ii)	Shared power to vote or to direct the vote:
(1)	The Baupost Group, L.L.C.: 35,787,493
(2)	Baupost Group GP, L.L.C.: 35,787,493
(3)	Seth A. Klarman: 35,787,493

(iii)	Sole power to dispose or to direct the disposition of:
(1)	The Baupost Group, L.L.C.: 0
(2)	Baupost Group GP, L.L.C.: 0
(3)	Seth A. Klarman: 0

(iv)	Shared power to dispose or to direct the disposition of:
(1)	The Baupost Group, L.L.C.: 35,787,493
(2)	Baupost Group GP, L.L.C.: 35,787,493
(3)	Seth A. Klarman: 35,787,493

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Securities reported on this statement on Schedule 13G as being beneficially owned by The Baupost Group, L.L.C. were purchased on behalf of various private investment limited partnerships.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See footnote.

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

Date: February 11, 2022	By:	/s/ Seth A. Klarman
Name: Seth A. Klarman
Title: Chief Executive Officer

Baupost Group GP, L.L.C.

Date: February 11, 2022	By:	/s/ Seth A. Klarman
Name: Seth A. Klarman
Title: Managing Member

Seth A. Klarman

Date: February 11, 2022	By:	/s/ Seth A. Klarman
Name: Seth A. Klarman

Footnotes:
Item 3, Item 4 and Item 7

This statement on Schedule 13G is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), Baupost Group GP, L.L.C. (“BG GP”) and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser and general partner to various private investment limited partnerships. Securities reported on this statement on Schedule 13G as being beneficially owned by Baupost were purchased on behalf of certain of such partnerships. BG GP, as the Manager of Baupost, and Seth A. Klarman, as the Managing Member of BG GP and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by Baupost.

Pursuant to Rule 13d-4, Seth A. Klarman and BG GP declare that the filing of this statement on Schedule 13G shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement on Schedule 13G.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)